UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to

Commission file number: 001-38196

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DUPONT RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

 DUPONT DE NEMOURS, INC.
974 Centre Road
Wilmington, Delaware 19805

DUPONT RETIREMENT SAVINGS PLAN

______________________________________
* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of DuPont Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of DuPont Retirement Savings Plan (the “Plan”) as of December 31, 2020 and December 31, 2019 and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and December 31, 2019, and the changes in net assets available for benefits for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2020 and supplemental Schedule of Delinquent Participant Contributions for the year ended December 31, 2020 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 17, 2021

We have served as the Plan’s auditor since 2020.

DUPONT RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2020 AND 2019

	2020	2019
Assets:
Investments, at fair value:
Participant-directed brokerage account	$87,849,080	$66,164,978
Common stock	59,574,864	104,145,450
Total investments at fair value	147,423,944	170,310,428

Plan interest in DuPont Specialty Products and Related Co Savings Plan Master Trust	3,348,152,525	2,933,817,305

Receivables:
Participants’ contributions	124,408	4,976
Employer’s contributions	119,094	3,389,608
Notes receivable from participants	50,792,537	53,633,431
Total receivables	51,036,039	57,028,015

Cash	2,008,899	3,069,181

Total assets	3,548,621,407	3,164,224,929

Liabilities:
Accrued expenses	45,500	44,500

Net assets available for benefits	$3,548,575,907	$3,164,180,429

See Notes to the Financial Statements beginning on page 4.

DUPONT RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2020

2020
Additions:
Investment income:
Net investment income from interest in DuPont Specialty Products and Related Co Savings Plan Master Trust	$365,171,735
Net appreciation in fair value of investments	2,896,346
Dividend income	5,211,760
Net investment income	373,279,841

Contributions:
Employer’s contributions, net	135,035,680
Participants’ contributions	162,392,528
Rollovers	19,876,881
Total contributions	317,305,089

Interest from notes receivable from participants	2,880,087

Total additions	693,465,017

Deductions:
Benefits paid to participants	308,624,211
Distribution of dividends	61,561
Administrative expenses	919,357
Total deductions	309,605,129

Net increase prior to assets transferred from other plans	383,859,888

Assets transferred from other plans	1,441,250

Assets transferred out of plan	(905,660)

Net increase	384,395,478

Net assets available for benefits:
Beginning of year	3,164,180,429
End of year	$3,548,575,907

See Notes to the Financial Statements beginning on page 4.

DUPONT RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the DuPont Retirement Savings Plan (the “Plan”) is provided for general purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and the Internal Revenue Code (“IRC”) established by the Board of Directors of DuPont de Nemours, Inc. (“DuPont”, the “Company” or the "Plan Sponsor") on June 1, 2019. The Plan is a tax-qualified, contributory profit sharing plan.

DowDuPont Inc. ("DowDuPont") was formed on December 9, 2015 to effect an all-stock, merger of equals strategic combination between The Dow Chemical Company ("Dow") and DuPont. On August 31, 2017 at 11:59 pm ET, pursuant to the agreement for planned merger, dated as of December 11, 2015, as amended on March 31, 2017, Dow and DuPont each merged with wholly owned subsidiaries of DowDuPont ("Mergers") and, as a result of the Mergers, Dow and DuPont became subsidiaries of DowDuPont (collectively, the "Merger"). Dow and DuPont did not merge their defined contribution plans as a result of the Merger.

DowDuPont announced its intent to pursue the separation of its agriculture business, specialty products business and materials science business through a series of tax-efficient transactions. As a result of these transactions, DowDuPont formed two wholly-owned subsidiaries: Dow Inc. ("Dow"), to serve as a holding company for its materials science business, and Corteva, Inc. ("Corteva"), to serve as a holding company for its agriculture business.

On April 1, 2019, DowDuPont completed the distribution of Dow. Additionally, Dow commenced trading under the symbol “DOW” on the New York Stock Exchange on April 2, 2019. Prior to the commencement of trading on April 2, 2019, participants in the Retirement Savings Plan (the “Legacy Plan”) who held DowDuPont stock as of the close of business on April 1, 2019 received one share of Dow Common Stock for every three shares of DowDuPont Common Stock. Dow Common Stock is closed to new investments within the Plan and was removed as an investment option in April 2020 and all outstanding balances of $13,126,441 were liquidated and invested in the Large Cap Index Fund.

On June 1, 2019, DowDuPont completed the distribution of Corteva (“Corteva Distribution”). On the same day participants in the Legacy Plan who held DowDuPont stock as of the close of business on May 29, 2019 received one share of Corteva common stock for every three shares of DowDuPont common stock. On June 3, 2019 a trustee-to-trustee transfer occurred of all assets and liabilities (including plan loans in-kind) related to Legacy Plan participants aligned with DuPont de Nemours, Inc. held in the Legacy Plan to the Plan (the “Transfer”). The Transfer was conducted in accordance with Section 414(l) of the Code, Treasury Regulation Section 1.414(l)-1 and Section 208 of ERISA, as amended. Additionally, Corteva commenced trading under the symbol "CTVA" on the New York Stock Exchange on June 3, 2019. Corteva Common Stock is closed to new investments within the Plan and was removed as an investment option in June 2020 and all outstanding balances of $12,506,898 were liquidated and invested in the Large Cap Index Fund.

Following the Corteva Distribution, DuPont holds the specialty products business, and changed its registered name from "DowDuPont Inc." to "DuPont de Nemours, Inc." Beginning on June 3, 2019, the Company's common stock is traded on the NYSE under the ticker symbol "DD."

The decrease in common stock is attributable to Dow and Corteva common stock being closed to new investment and subsequently being allocated to other investment options in April and June 2020, respectively.

For the year ended December 31, 2020, there were $1,441,250 of asset transfers into the Plan. On December 10, 2020 there were $796,043 of investments and no loans transferred in from the Corteva Retirement Savings Plan. There was no blackout period associated with this transfer in. On July 1, 2020, there were $644,674 of investments and $533 of loans transferred in associated with the Desalitech acquisition. The blackout period for the Desalitech transfer was from 4 PM ET on June 24, 2020 to 8 AM ET on July 16, 2020. For the year ended December 31, 2020 there were $905,660 of assets transferred to the Corteva Retirement Savings Plan.

Administration
The Plan Administrator is the DuPont Benefit Plans Administrative Committee, whose members are appointed by the Company. The DuPont Savings Plan Investment Committee, whose members are also appointed by the Company, has responsibility for selecting and overseeing the Plan investments and determining the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance companies. The Company holds authority to appoint trustees and has designated Bank of America, N.A. (“Bank of America”) and Northern Trust Corporation (“Northern Trust”) as trustees for the Plan. Bank of America is the trustee for the balances in common stocks and mutual funds including the participant-directed brokerage account and also provides recordkeeping and participant services. The Plan entered into a Master Trust Agreement with Northern Trust to establish the DuPont Specialty Products and Related Co Savings Plan Master Trust (the "Master Trust"). See Note 3 for further information.

Participation
All employees of the Company or the Company’s subsidiaries and general partnerships that have adopted the Plan are eligible to participate in this Plan, except represented employees in a bargaining unit that has not accepted the terms of this Plan and individuals who are classified by the Company as leased employees and independent contractors. Individuals who are receiving severance pay, retainer, or other fees under contract are not eligible to elect or receive contributions in the Plan with respect to such compensation. No temporary employees are eligible for participation in the Plan. Temporary employees are defined as individuals hired to complete a special project of limited duration or to fill the vacancy of an employee who is on a leave of absence.

Contributions
Eligible employees may participate in the Plan by authorizing the Company to make payroll deductions. Participants may elect to make before-tax, Roth 401(k) or after-tax contributions of 1% to 90% of eligible compensation, as defined. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

Participants are automatically enrolled in the Plan at a 6% before-tax savings rate and increased 1% annually, up to a maximum of 15% of pay, if no action is taken by the employee within 60 days from the date of hire.

Under automatic enrollment the participant assets are invested in accordance with a managed account feature offered by Bank of America. The participant may elect not to participate in the Plan at any time. All of the above participant’s savings and elections are subject to regulatory and Plan limitations.

The Company makes a matching contribution equal to 100% of a participant’s contribution, up to 6% of eligible compensation. In addition, the Company makes a contribution (“Retirement Savings Contribution”) to each eligible employee account, currently equal to 3% of eligible pay, regardless of the employee’s contribution election. Contributions to the Plan are subject to certain limits imposed by the Internal Revenue Service ("IRS") and the Plan terms.

Effective February 1, 2020, the Plan Retirement Savings Contributions started being made each pay period. Previously, the Retirement Savings Contributions were contributed to participant accounts at the end of each month.

Participant Accounts
The Plan’s record keeper maintains an account in the name of each participant to which each participant’s contributions, Company’s matching contributions, Retirement Savings Contributions and allocations of Plan net earnings and losses, if any, are recorded. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments
Participants direct the investment of the contributions into various investment options offered by the Plan. The Plan currently offers through the Master Trust, passively managed index funds, actively managed custom-designed funds, target retirement funds, and a stable value fund. Additionally, the Plan currently offers DuPont common stock and the self-directed brokerage account where participants can choose funds from various mutual fund families. The Plan also contains an Employee Stock Ownership Plan where participants can elect to have dividends from common stock distributed to them in cash instead of being reinvested in their Plan account. For the year ended December 31, 2020, $61,561 in dividends were distributed to participants in cash.

Vesting
Participant contributions and the Company’s matching contributions are fully and immediately vested. Retirement Savings Contributions are fully vested after any of the following circumstances:

•The participant has completed at least three years of service with the Company, including years of service under predecessor plans;
• The participant reaches age 65 while working for the Company;
•The participant terminates employment with the Company due to becoming totally disabled while working for the Company;
•The participant’s job with the Company is eliminated;
•The participant’s spouse is transferred by the Company to an employment location outside the immediate geographic area while the participant is working for the Company, and the participant terminates employment with the Company;
•The participant dies while actively employed by the Company.

Participant balances related to prior plan company contributions or prior plan benefits transferred from the Legacy Plan, that were not vested at the time the balances were merged into the Plan, will continue to vest according to the previous plans' vesting schedules.

Notes Receivable from Participants
Participants may borrow up to one-half of their non-forfeitable account balances, excluding the Retirement Savings Contribution account, subject to a $1,000 minimum and up to a maximum equal to the lesser of $50,000 (less the participants highest outstanding loan balance during the previous 12 months) or 50% of their account balance. The loans are executed by promissory notes and have a minimum term of 1 year and a maximum term of 5 years, except for qualified residential loans, which have a maximum term of 10 years. Loans from former plans maintained by subsidiaries before they were acquired by the Company, which were transferred to the Plan from the Legacy Plan, could have a maximum original term of 15 years. The rate of interest on loans are commensurate with the prevailing interest rate charged on similar loans made within the same locale and time period and remain fixed for the life of the loan. The loans are repaid over the term in installments of principal and interest by deduction from pay or through ACH account debit. A participant also has the right to repay the loan in full, at any time, without penalty. At December 31, 2020 and 2019, loan interest rates ranged from 3.25% to 9.75%.

Payment of Benefits
Participants may request a full distribution of their accounts when they terminate employment with the Company and all affiliates. However, the Retirement Savings Contributions will be paid only to the extent that they are vested in the employee’s account. On separation from service, a participant also may elect to receive the value of their account balance in installment payments. As a result of the Setting Every Community Up for Retirement Enhancement ("SECURE") Act, the required minimum distribution age was increased to age 72 effective January 2020 and as a result, terminated participants must begin taking minimum distributions in April of the year following the year they turn age 72. However, for terminated participants who were age 70 ½ in 2019 or earlier, the required minimum distribution age of 70 ½ is unchanged.

Forfeited Accounts
At December 31, 2020 and 2019, forfeited nonvested accounts totaled $9,911 and $37,562, respectively. Forfeitures can be used, as defined by the Plan, to pay administrative expenses, reinstate participant accounts and to reduce the amount of future employer contributions. A participant’s account may be reinstated if the participant becomes a covered employee by the Plan prior to incurring five consecutive one-year breaks in service, including years of service with previously divested subsidiaries of the Company. The participant account will be reinstated as soon as practical after the date the participant becomes a covered employee. Forfeited accounts of $1,418,978 were used to reduce employer contributions for the year ended December 31, 2020. In addition, forfeited accounts were used to reinstate participant’s accounts and pay for administrative expenses in the amounts of $48,265 and $32,374, respectively.

Administrative Expenses
Administrative expenses, including but not limited to, recordkeeping expenses, trustee fees and transactional costs may be paid by the Plan, at the election of the Plan Administrator. Expenses paid by the Plan for the year ended December 31, 2020 were $919,357, which excludes expenses paid by the Master Trust. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments shall be included in the cost of such securities or investments, or deducted from the sales proceeds.

Coronavirus Aid, Relief, and Economic Security Act ("CARES Act")
The Plan operationally implemented certain changes permitted by the Coronavirus Aid, Relief, and Economic Security Act, ("CARES Act"), which change the Plan to allow for (a) waiver of required minimum distributions from 2019, not yet distributed in 2020 as well as for all of 2020 distributions, (b) coronavirus-related distributions up to $100,000 through December 31, 2020 (c) suspension of loan repayments on existing or new loans due between March 27, 2020 and December 31, 2020 for up to one year and (d) new loans up to $100,000 through September 27, 2020 (or 50% of the available account balance, if less). Written amendments to the Plan to reflect these operational changes will be adopted at a later date in accordance with applicable law and IRS guidance. Total withdrawals using these provisions were $71,090,036 for the year ended December 31, 2020.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan utilizes various investment options, which include investments in the Master Trust, in any combination of equities, fixed income securities, mutual funds, common collective trusts, separate account and synthetic guaranteed investment contracts ("GICs"), currency and commodities, futures, forwards, options and swaps. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value, except for fully benefit-responsive investment contracts held in the Master Trust, which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Common stocks are valued at the year-end market price of the common stocks. The mutual funds, included in the participant-directed brokerage account investments, consist of shares of registered investment companies comprised of equity and fixed income funds and are valued at the net asset value of shares held by the Plan at year-end.

Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses on the sale of common stocks are based on average cost of the securities sold. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits
Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $1,040,722 and $852,837 at December 31, 2020 and 2019, respectively.

NOTE 3 — INTEREST IN MASTER TRUST

The objective of the Master Trust is to allow participants from affiliated plans to invest in several custom designed investment choices through separately managed accounts. The Master Trust contains several actively managed investment pools and commingled index funds offered to participants as “core investment options” and “age-targeted options.” The investment pools are administered by different investment managers through separately managed accounts at Northern Trust. NEPC LLC, a registered investment adviser, has the oversight responsibility for the investments' managers and evaluates the funds' performances under the Master Trust. The Master Trust also includes the DuPont SpecCo. Stable Value Fund (the "Stable Value Fund"). NEPC LLC appointed DuPont Capital Management Corporation ("DCMC"), a registered investment adviser and wholly-owned subsidiary of Corteva, to be the sub-advisor of the Stable Value Fund. DCMC actively manages the investments of the Stable Value Fund under the terms of an investment management agreement between DCMC and NEPC LLC.

At December 31, 2020 and 2019, the Master Trust included the assets of the Plan.

To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make payments to Northern Trust of designated portions of employees’ savings and other contributions by the affiliate. Investment income relating to the Master Trust is allocated based on the individual Plan’s specific interest within the Master Trust.

Master Trust Investments
The investments of the Master Trust are reported at fair value, except fully benefit-responsive investment contracts, which are reported at contract value. Purchases and sales of the investments within the Master Trust are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Cash and short-term investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest, which approximate fair value.

Mutual funds are valued at the net asset value of shares held by the Master Trust at year-end. Units held in common collective trusts (“CCTs”) are valued at the net asset value as reported by the CCTs’ trustee as a practical expedient to estimate fair value.

Common stock, preferred stock, options and futures traded in active markets on national and international securities exchanges are valued at closing prices on the last business day of the period presented.

Exchange Traded Funds (ETFs) traded in active markets on national and international securities exchanges are valued at closing prices on the last business day of the period presented. Units held in CCTs are valued at the net asset value as reported by the CCTs’ trustee as a practical expedient to estimate fair value.

Fixed income securities are valued using either the reported bid price at the close of business, the reported mid price at the close of business or pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Forward foreign currency contracts are valued at fair value, as determined by Northern Trust (or independent third parties on behalf of the Master Trust), using quoted forward foreign currency exchange rates. At the end of the period presented, open contracts are valued at the current forward foreign currency exchange rates, and the change in market value is recorded as an unrealized gain or loss. When the contract is closed or delivery taken, the Master Trust records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

Swap contracts are valued at fair value, as determined by Northern Trust (or independent third parties on behalf of the Master Trust) utilizing pricing models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.

Investments denominated in currencies other than the United States dollar are converted using exchange rates prevailing at the end of the period presented. Purchases and sales of such investments are translated at the rate of exchange on the respective dates of such transactions.

Description of the Master Trust’s Investment Contracts
The Master Trust holds two types of investment contracts that are fully benefit-responsive: synthetic GICs and separate account GICs. These investment contracts are measured at contract value. Contract value is the relevant measurement attributable for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

The Master Trust invests in synthetic GICs and separate account GICs. For synthetic GICs, the Master Trust owns the underlying investments, whereas for the separate account GICs, the Master Trust receives title to the annuity contract, but not the direct title to the assets in the separate account. Synthetic and separate account GICs are backed by fixed income assets. The underlying investments held within the synthetic GICs are comprised of DCMC sponsored Global Evergreen Managed ("GEM") Trusts and a DCMC managed Futures Overlay account. The GEM Trusts are commingled fixed income portfolios managed by DCMC and additional investment managers hired by DCMC that invest in high quality fixed income securities across the short, intermediate and core sectors. The underlying investments wrapped within the separate account contracts are managed by third party fixed income managers and include securities diversified across the broad fixed income market, such as, but not limited to, corporate bonds, mortgage related securities, government bonds, asset-backed securities, cash, cash equivalents, and certain non-leveraged derivatives. The DCMC managed Futures Overlay account is used to reduce the duration of the contracts and consequently of the stable value funds that participate in the contracts. The overlay will be implemented either through a commingled account or separate accounts for each stable value fund. The duration reduction will be achieved through short futures positions. The overlay account will hold the short futures positions and cash or cash equivalents. The account will not always be active; it will only be active when DCMC decides to provide protection to its funds against rising rates through duration reduction.

Synthetic GICs, backed by underlying assets, are designed to provide principal protection and accrued interest over a specified period of time (i.e., period of time before the crediting rate reset) through benefit-responsive wrapper contracts issued by a third party assuming that the underlying assets meet the requirements of the GIC. Separate account GICs are investment contracts invested in insurance company separate accounts established for the sole benefit of Stable Value Fund participants. The synthetic and separate account GICs are wrapped by the financially responsible insurance company. The Master Trust participates in the underlying experience of the separate account via future periodic rate resets.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value for plan permitted benefit payments. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (i.e. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value, is probable.

Based on certain events specified in fully benefit-responsive investment contracts, both the Plan/Master Trust and issuers of such investment contracts are permitted to terminate the investment contracts. If applicable, such terminations can occur prior to the scheduled maturity date.

Examples of termination events that permit issuers to terminate investment contracts include the following:

•The Plan Sponsor’s receipt of a final determination notice from the IRS that the Plan does not qualify under Section 401(a) of the IRC.
•The Master Trust ceases to be exempt from federal income taxation under Section 501(a) of the IRC.
•The Plan/Master Trust or its representative breaches material obligations under the investment contract such as a failure to satisfy its fee payment obligations.
•The Plan/Master Trust or its representative makes a material misrepresentation.
•The Plan/Master Trust makes a material amendment to the Plan/Master Trust and/or the amendment adversely impacts the issuer.
•The Plan/Master Trust, without the issuer’s consent, attempts to assign its interest in the investment contract.
•The balance of the contract value is zero or immaterial.
•Mutual consent.
•The termination event is not cured within a reasonable time period, i.e., 30 days.
•The investment manager of the underlying securities is replaced without the prior written consent by the issuer.
•The underlying securities are managed in a way that does not comply with the investment guidelines.

At termination, the contract value is adjusted to reflect a discounted value based on surrender charges or other penalties for GICs.

If the issuer of a synthetic or separate account GIC chooses to terminate the contract, assuming no breach of contract by the contract holder, the issuer is contractually obligated to deliver to the contract holder either book value or market value, whichever is greater at the time of termination, less any unpaid fees or charges. If the contract holder chooses to terminate the contract, they can choose to receive a cash value payout equal to the market value of the assets, or, if the market value is less than the book value, they can choose to enter into a wind-down phase designed to immunize the difference between market and book values over a time period agreed upon by both parties. The contract holder can choose to replace the contract issuer with a new issuer at any time, provided that all involved parties agree to the terms of transition.

Financial Instruments with Off-Balance-Sheet Risk in the Master Trust
In accordance with the investment strategy of the managed accounts, the Master Trust’s investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the over-the-counter market. These financial instruments include futures, forward settlement contracts, swap and option contracts.

Swap contracts include interest rate swap contracts which involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount.

The Master Trust invests in financial futures contracts solely for the purpose of hedging its existing portfolio securities, or securities that the Master Trust intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. Upon entering into a financial futures contract, the Master Trust is required to pledge to the broker an amount of cash, U.S. government securities, or other assets equal to a certain percentage of the contract amount (initial margin deposit). Subsequent payments, known as variation margin, are made or received by the Master Trust each day, depending on the daily fluctuations in the fair value of the underlying security. The Master Trust recognizes a gain or loss equal to the daily variation margin. If market conditions move unexpectedly, the Master Trust may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates, and the underlying hedged assets.

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to decrease, rather than increase, the Master Trust’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Master Trust’s investment managers generally limit the Master Trust’s market risk by holding or purchasing offsetting positions.

As a writer of option contracts, the Master Trust receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Master Trust bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Master Trust once it has paid its cash premium.

The Master Trust is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Master Trust to perform and do not give rise to any counterparty credit risk.

The following presents the Master Trust’s net assets at December 31, 2020 and 2019:

	2020	2019
Assets:
Investments, at fair value:
Common stocks	$892,386,140	$823,961,416
Preferred stocks	549,032	535,785
Fixed income securities
Corporate bonds	28,424,516	18,317,562
Commercial asset backed securities	5,907,455	6,486,148
Government bonds	15,837,943	15,131,703
Government mortgage backed securities	18,478,457	23,676,185
Other	3,283,577	3,219,019
Mutual funds	30,593,826	30,084,671
Exchange traded funds	2,296,371	1,281,647
CCTs	1,637,557,061	1,358,928,364
Total investments at fair value	2,635,314,378	2,281,622,500

Investments, at contract value:
Separate account GICs	461,303,953	398,560,995
Synthetic GICs	240,207,880	250,557,160
Total investments at contract value	701,511,833	649,118,155

Cash	1,833,575	976,842
Receivables for securities sold	17,640,240	13,918,100
Accrued income	1,754,070	1,631,925
Other assets	418,767	772,183
Total assets	3,358,472,863	2,948,039,705

Liabilities:
Payables for securities purchased	7,136,649	10,043,716
Accrued expenses	2,949,756	3,644,104
Other liabilities	233,933	534,580
Total liabilities	10,320,338	14,222,400

Master Trust net assets	$3,348,152,525	$2,933,817,305

At December 31, 2020 and 2019, the Plan's specific interest in the net assets of the Master Trust was 100%, and therefore the dollar amount of the Plan’s interest in each general type of investment, as well as the dollar amount of the Plan’s interest in the other assets and liabilities of the Master Trust is equivalent to the total Master Trust balances stated above.

The following presents the net investment income for the Master Trust for the year ended December 31, 2020:

2020
Net appreciation in fair value of investments	$341,088,471

Investment income (loss):
Interest income	17,860,016
Dividend income	14,156,710
Investment management expenses	(7,933,462)
Net investment income	$365,171,735

NOTE 4 — FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s and the Master Trust’s assets and liabilities at fair value as of December 31, 2020:

	Investments at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Plan’s investments, excluding interest in Master Trust:
Common stocks	$87,849,080	$—	$—	$87,849,080
Participant-directed brokerage account	59,574,864	—	—	59,574,864
Total Plan’s investments, at fair value	$147,423,944	$—	$—	$147,423,944

Master Trust’s investments:
Common stocks	$892,386,140	$—	$—	$892,386,140
Preferred stocks	549,032	—	—	549,032
Fixed income securities
Corporate bonds	—	28,424,516	—	28,424,516
Commercial asset backed securities	—	5,907,455	—	5,907,455
Government bonds	—	15,837,943	—	15,837,943
Government mortgage backed securities	—	18,478,457	—	18,478,457
Other	—	3,283,577	—	3,283,577
Mutual funds	30,593,826	—	—	30,593,826
Exchange traded funds	2,296,371	—	—	2,296,371
Total Master Trust investment assets	925,825,369	71,931,948	—	997,757,317

Other financial instruments[1]	—	185,845	—	185,845
Subtotal	925,825,369	72,117,793	—	997,943,162

Master Trust investments measured at net asset value[2]:
CCTs				1,637,557,061

Total Master Trust assets, at fair value	$925,825,369	$72,117,793	$—	$2,635,500,223
1. Other financial instruments includes forwards, futures, options, and swaps.
2. In accordance with "Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share or its Equivalent," certain investments reported at fair value using the net asset value practical expedient have been excluded from the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the total master trust investments at fair value.

The following table sets forth by level, within the fair value hierarchy, the Plan’s and the Master Trust’s assets and liabilities at fair value as of December 31, 2019:

	Investments at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Plan’s investments, excluding interest in Master Trust:		0
Common stocks	$104,145,450	$—	$—	$104,145,450
Participant-directed brokerage account	66,164,978	—	—	66,164,978
Total Plan’s investments, at fair value	$170,310,428	$—	$—	$170,310,428

Master Trust’s investments:
Common stocks	$823,961,416	$—	$—	$823,961,416
Preferred stocks	535,785	—	—	535,785
Fixed income securities
Corporate bonds	—	18,317,562	—	18,317,562
Commercial asset backed securities	—	6,486,148	—	6,486,148
Government bonds	—	15,131,703	—	15,131,703
Government mortgage backed securities	—	23,676,185	—	23,676,185
Other	—	3,219,019	—	3,219,019
Mutual funds	30,084,671	—	—	30,084,671
Exchange traded funds	1,281,647	—	—	1,281,647
Total Master Trust investment assets	855,863,519	66,830,617	—	922,694,136

Other financial instruments[1]	—	237,603	—	237,603
Subtotal	855,863,519	67,068,220	—	922,931,739

Master Trust investments measured at net asset value[2]:
CCTs				1,358,928,364

Total Master Trust assets, at fair value	$855,863,519	$67,068,220	$—	$2,281,860,103
1. Other financial instruments includes forwards, futures, options, and swaps.
2. In accordance with "Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share or its Equivalent," certain investments reported at fair value using the net asset value practical expedient have been excluded from the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the total master trust investments at fair value.

The following summarizes CCTs measured at fair value based on net asset value per share as of December 31, 2020 and 2019. Redemption for common collective trusts is permitted daily and there are no unfunded commitments.

			Redemption Notice Period
	December 31, 2020	December 31, 2019
Northern Trust Collective Treasury Inflation-Protected Securities (TIPS) Index Fund - Non-Lending	$20,527,309	$19,999,728	By 9:30AM CT on valuation date
Northern Trust Collective Aggregate Bond Index Fund - Non-Lending	229,314,303	166,861,693	By 9:30AM CT on valuation date
Northern Trust Collective EAFE® Index Fund - Non-Lending	155,389,116	179,226,412	By 9:30AM CT one business day prior to valuation date
Northern Trust Collective Global Real Estate Index Fund - Non-Lending	3,882,804	3,517,433	By 9:30AM CT one business day prior to valuation date
Northern Trust Collective Russell 2000 Index Fund - Non-Lending	123,117,964	107,455,949	By 9:30AM CT on valuation date
Northern Trust Collective S&P 400® Index Fund - Non-Lending	180,061,294	204,780,866	By 9:30AM CT on valuation date
Northern Trust Collective S&P 500® Index Fund - Non-Lending	665,114,219	460,308,067	By 9:30AM CT on valuation date
Northern Trust Collective Government Short Term Investment Fund	57,985,222	38,022,295	By 2:00PM CT on valuation date
Voya Core Plus Trust Fund Class 1	70,357,154	68,901,783	By 1:00PM ET on valuation date
T Rowe International Small Cap Equity Fund	31,164,071	25,575,658	By 4:00PM ET on valuation date
Walter Scott International Equity Fund	100,643,605	84,278,480	By 4:00PM ET on valuation date
	$1,637,557,061	$1,358,928,364

NOTE 5 — RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain plan investments are units of CCTs managed by Northern Trust, trustee of the Master Trust. Bank of America Merrill Lynch is the trustee of the participant-directed brokerage account. In addition, the Plan offers common stock as an investment option.

At December 31, 2020, the Plan held 837,785 shares of DuPont Common Stock valued at $59,574,864. At December 31, 2019, the Plan held 834,254 shares of DuPont Common Stock valued at $53,559,080. During the year ended December 31, 2020, the Plan purchased and sold $33,207,975 and $36,173,250, respectively, of DuPont Common Stock. Dividends received for the year ended December 31, 2020, were $1,090,052 from DuPont Common Stock. Additionally, during the year ended December 31, 2020, DuPont Common Stock had a realized loss of $2,811,669. Transactions in this investment, including related fees, and notes receivables from participants, qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

NOTE 6 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the Retirement Savings Contributions.

NOTE 7 — TAX STATUS

The Plan is considered a qualified plan pursuant to Section 401(a) of the IRC and the related trust is accounted for as if it were exempt from federal taxation under Section 501(a) of the IRC. The Plan Administrator has applied for an initial determination letter for the Plan but as of the date of the financial statements the Plan has not received a tax determination letter or a favorable tax ruling. The Plan Administrator does not have any reason to believe that the tax determination letter will be unfavorable as they believe the Plan is designed and is currently operated in accordance with the applicable requirements of the IRC; therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions for all open periods since 2019.

NOTE 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but are not yet paid as of that date. The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2020 and 2019 to the Form 5500:

	2020	2019
Net assets available for benefits per the financial statements	$3,548,575,907	$3,164,180,429
Amounts allocated to withdrawing participants	(1,040,722)	(852,837)
Loan balances considered deemed distributions	(189,173)	(181,265)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held in Master Trust	32,316,392	17,244,365
Net assets available for benefits per the Form 5500	$3,579,662,404	$3,180,390,692

The following is a reconciliation of notes receivable from participants per the financial statements at December 31, 2020 and 2019 to notes receivable from participants per the Form 5500:

	2020	2019
Notes receivable from participants per the financial statements	$50,792,537	$53,633,431
Loan balances considered deemed distributions	(189,173)	(181,265)
Notes receivable from participants per the Form 5500	$50,603,364	$53,452,166

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2020:

2020
Total additions per the financial statements	$693,465,017
2020 adjustment from contract value to fair value for fully benefit-responsive investment contracts held in Master Trust	32,316,392
2019 adjustment from contract value to fair value for fully benefit-responsive investment contracts held in Master Trust	(17,244,365)
Total income per the Form 5500	$708,537,044

The following is a reconciliation of total deductions per the financial statements to total expenses per the Form 5500 for the year ended December 31, 2020:

2020
Total deductions per the financial statements	$309,605,129
Amounts allocated to withdrawing participants at December 31, 2020	1,040,722
Amounts allocated to withdrawing participants at December 31, 2019	(852,837)
Current year cumulative deemed distributions	189,173
Prior year cumulative deemed distributions	(181,265)
Total expenses per the Form 5500	$309,800,922

NOTE 9 — SUBSEQUENT EVENTS

N&B Transaction Closing of the Exchange Offer
On February 1, 2021, DuPont completed the separation and distribution of the Nutrition & Biosciences ("N&B") business, and merger of N&B, Inc., a DuPont subsidiary formed to hold the N&B business, with a subsidiary of International Flavors and Fragrances, Inc. ("IFF"). At the time of the transaction close, any employees aligned with the N&B business had their vesting accelerated to 100% and ceased to be employed by Company and its subsidiaries and were no longer eligible to participate in the Plan. No assets were transferred as part of this transaction, but participants were treated as being separated from the Plan and could leave the balance or roll it over to another plan.

The distribution was effected through an exchange offer (the "Exchange Offer") where, on the terms and subject to the conditions of the Exchange Offer, eligible participating DuPont stockholders had the option to tender all, some or none of their shares of common stock, par value $0.01 per share, of DuPont (the “DuPont Common Stock”) for a number of shares of common stock, par value $0.01 per share, of N&B (the “N&B Common Stock”) and which resulted in all shares of N&B Common Stock being distributed to DuPont stockholders that participated in the Exchange Offer. The consummation of the Exchange Offer was followed by the merger of N&B with a wholly owned subsidiary of IFF, with N&B surviving the merger as a wholly owned subsidiary of IFF (the “N&B Merger” and, together with the Exchange Offer, the “N&B Transaction”).

All eligible Plan participants had the option to participate in the Exchange Offer. IFF Stock distributed to these participant accounts as a result of the Offer and Merger is closed to new investments in the Plan. Participants who received shares of IFF stock in the Plan may continue to hold those shares or transfer their IFF common stock assets to any other investment option(s) in the Plan for a period of up to 12 months following the separation of N&B from DuPont. After 12 months (expected to be the close of business on January 31, 2022), IFF common stock will no longer be offered as an investment in the Plan and any outstanding participant balances in IFF common stock will be transferred to another investment option in the Plan.

No other subsequent events were identified through June 17, 2021, the date the financial statements were issued.

DUPONT RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
SCHEDULE H, LINE 4I

	(b)	(c)	(d)	(e)
(a)	Identity of Issue	Description of Investment	Cost	Current Value
*	DuPont Company Stock	Common stock	**	$59,574,864

*	Plan interest in the DuPont Specialty Products and Related Companies Savings Plan Master Trust	Master Trust	**	3,380,468,917

*	Participant-directed brokerage account	Brokerage account	**	87,849,080

*	Notes receivable from participants	3.25%-9.75%- Maturing from January 2021 - December 2029	**	50,603,364
	Total Assets Held At End of Year			$3,578,496,225
 ______________________________________

*	Party-in-interest
**	Cost not required for participant-directed investments

DUPONT RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2020
SCHEDULE H, LINE 4A

Totals that Constitute Nonexempt Prohibited Transactions
Year	Participant contributions and loan repayments transferred late to Plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
2020	$35,831	$—	$35,831	$—	$—
Note: The above contributions were transmitted to the trustee after the date the DOL may determine as the earliest date such contributions reasonably could have been segregated from the employer's general assets. The contributions and earnings were fully corrected in 2020. Corrections were made in accordance with the IRS and DOL procedures.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DuPont Retirement Savings Plan

/s/ Kathleen Fortebuono

Vice President, DuPont Global Rewards

June 17, 2021